ALIGNVEST ACQUISITION CORPORATION SECURES CAPITAL IN EXCESS OF IPO PROCEEDS
TOWARDS QUALIFYING ACQUISITION WITH TRILOGY INTERNATIONAL PARTNERS

Toronto, January 20, 2017 – Alignvest Acquisition Corporation (TSX: AQX.A, AQX.WT) (“AQX”) is pleased to announce that the proxies received to date, representing a majority of the shares eligible to vote, have given overwhelming support to the AQX business combination with Trilogy International Partners LLC (“Trilogy” or the “Company”) by way of a court approved plan of arrangement (the "Arrangement").

AQX is also pleased to announce that it has confirmed capital commitments of Cdn.$283 million, net of redemptions, which is both greater than AQX’s IPO proceeds of Cdn.$259 million, and well in excess of the U.S.$135 million minimum cash requirement in the Arrangement Agreement. Consequently, Alignvest has funding certainty to close its Qualifying Acquisition (“QA”). 77% of AQX’s Class A shareholders chose not to redeem their shares. The remaining 23% that redeemed are more than offset by capital commitments from AQX’s previously announced private placement of approximately Cdn.$82 million.

"We are delighted with the strong expression of confidence our shareholders have provided to us,” said Reza Satchu, CEO and Director of AQX. “We look forward to executing on our growth plans and driving meaningful shareholder value after closing the transaction."

Additionally, Brad Horwitz, CEO of Trilogy, said: "We are pleased that AQX’s shareholders are endorsing this transaction so decisively. We are confident that with capital to enable growth, together with AQX’s supportive shareholder base, we can continue to execute on growing our businesses.”

On November 1, 2016, AQX announced that it had entered into a definitive arrangement agreement with Trilogy to effect a business combination by way of a court approved plan of arrangement. Trilogy is a high growth telecommunications company founded and led by an industry-leading management team, with operating assets in New Zealand and Bolivia. AQX and Trilogy intend to build a pre-eminent global telecommunications provider, and believe that this transaction provides investors with an attractive investment opportunity characterized by an industry-leading, world-class management team with a history of creating significant shareholder value; positive long-term trends in each of the company's operating markets; significant organic and accretive growth opportunities; a clear path to meaningfully reduced balance sheet leverage; and a compelling valuation relative to its peers.

Current shareholders of AQX who have chosen to deposit their shares for redemption have the opportunity to rescind their redemption requests and reinstate their shares for trading prior to the closing date of the transaction, which is expected in early February 2017. Interested shareholders should contact DF King at +1 (800) 332-6309 for assistance in doing so.

About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination. For more information, visit AQX at www.alignvestacquisition.com.

About Trilogy International Partners

Trilogy International Partners LLC, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. Trilogy, to be renamed Trilogy International Partners Inc. at a Special Meeting of Shareholders (the “Meeting”) scheduled for January 24, 2017, is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Trilogy's Bolivian subsidiary, NuevaTel, launched operations in 2000 and was acquired by the Company from Western Wireless in 2006. Trilogy launched 2degrees as a greenfield operation in New Zealand in 2009. For more information, visit Trilogy at www.trilogy-international.com.

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Cautionary Statements

Certain information contained in this news release may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the Arrangement, holding the Meeting and completion of the Arrangement, certain anticipated strategic, operational, and competitive advantages and benefits created by Arrangement and future opportunities for Trilogy.

Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the conditions to the consummation of the transaction may not be satisfied or waived; risks relating to the failure to obtain necessary shareholder, court, third party and regulatory approvals for the transaction; the anticipated strategic, operational and competitive benefits may not be realized; the transaction may be modified, restructured or terminated; events or series of events may cause business interruptions; Trilogy's ability to raise additional capital; and the availability of equity and debt financing and/or refinancing on acceptable terms.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Alignvest Acquisition Corporation
Andre Mousseau
Chief Operating Officer
(416) 775-1916
amousseau@alignvest.com
www.alignvestacquisition.com

or

Trilogy International Partners LLC
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5962
ann.saxton@trilogy-international.com
www.trilogy-international.com

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